Exhibit 99.2

 Fourth Quarter 2025  Earnings Presentation

 This presentation contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this presentation other than statements of historical fact, including, without limitation, statements regarding Enlight Renewable Energy's (the "Company") business strategy and plans, capabilities of the Company’s project portfolio and achievement of operational objectives, market opportunity and potential growth, discussions with commercial counterparties and financing sources, pricing trends, progress of Company projects, including anticipated timing of related approvals and project completion, the Company’s future financial results, expected impact from various regulatory developments, including the IRA, Revenue and Income, EBITDA, and Adjusted EBITDA guidance, the expected timing of completion of our ongoing projects, macroeconomic trends, and the Company’s anticipated cash requirements and financing plans, are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.   These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: our ability to site suitable land for, and otherwise source, renewable energy projects and to successfully develop and convert them into Operational Projects; availability of, and access to, interconnection facilities and transmission systems; our ability to obtain and maintain governmental and other regulatory approvals and permits, including environmental approvals and permits; construction delays, operational delays and supply chain disruptions leading to increased cost of materials required for the construction of our projects, as well as cost overruns and delays related to disputes with contractors; disruptions in trade caused by political, social or economic instability in regions where our components and materials are made; our suppliers’ ability and willingness to perform both existing and future obligations; competition from traditional and renewable energy companies in developing renewable energy projects; potential slowed demand for renewable energy projects and our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire; offtakers’ ability to terminate contracts or seek other remedies resulting from failure of our projects to meet development, operational or performance benchmarks; exposure to market prices in some of our offtake contracts; various technical and operational challenges leading to unplanned outages, reduced output, interconnection or termination issues; the dependence of our production and revenue on suitable meteorological and environmental conditions, and our ability to accurately predict such conditions; our ability to enforce warranties provided by our counterparties in the event that our projects do not perform as expected; government curtailment, energy price caps and other government actions that restrict or reduce the profitability of renewable energy production; electricity price volatility, unusual weather conditions (including the effects of climate change, could adversely affect wind and solar conditions), catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards; our dependence on certain operational projects for a substantial portion of our cash flows; our ability to continue to grow our portfolio of projects through successful acquisitions; changes and advances in technology that impair or eliminate the competitive advantage of our projects or upsets the expectations underlying investments in our technologies; our ability to effectively anticipate and manage cost inflation, interest rate risk, currency exchange fluctuations and other macroeconomic conditions that impact our business; our ability to retain and attract key personnel; our ability to manage legal and regulatory compliance and litigation risk across our global corporate structure; our ability to protect our business from, and manage the impact of, cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war; changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects; the reduction, elimination or expiration of government incentives or benefits for, or regulations mandating the use of, renewable energy; our ability to effectively manage the global expansion of the scale of our business operations; our ability to perform to expectations in our new line of business involving the construction of PV systems for municipalities in Israel; our ability to effectively manage our supply chain and comply with applicable regulations with respect to international trade relations, tariffs and our ability to mitigate their impacts, sanctions, export controls and anti-bribery and anti-corruption laws; our ability to effectively comply with Environmental Health and Safety and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations; our performance of various obligations under the terms of our indebtedness (and the indebtedness of our subsidiaries that we guarantee) and our ability to continue to secure project financing on attractive terms for our projects; limitations on our management rights and operational flexibility due to our use of tax equity arrangements; potential claims and disagreements with partners, investors and other counterparties that could reduce our right to cash flows generated by our projects; our ability to comply with increasingly complex tax laws of various jurisdictions in which we currently operate as well as the tax laws in jurisdictions in which we intend to operate in the future; the unknown effect of the dual listing of our ordinary shares on the price of our ordinary shares; various risks related to our incorporation and location in Israel, including the ongoing war in Israel, where our headquarters and some of our wind energy and solar energy projects are located; the costs and requirements of being a public company, including the diversion of management’s attention with respect to such requirements; certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control; and the other risk factors set forth in the section titled “Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission (the “SEC”), as may be updated in our other documents filed with or furnished to the SEC.   These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this presentation. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.  Unless otherwise indicated, information contained in this presentation concerning the industry, competitive position and the markets in which the Company operates is based on information from independent industry and research organizations, other third- party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from the Company's internal research, and are based on assumptions made by the Company upon reviewing such data, and the Company's experience in, and knowledge of, such industry and markets, which the Company believes to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which the Company operates, and the Company's future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by the Company. Industry publications, research, surveys and studies generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this presentation.   Non-IFRS Financial Metrics  This presentation presents Adjusted EBITDA, a non-IFRS financial metric, which is provided as a complement to the results provided in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). A reconciliation between Adjusted EBITDA and Net Income, its most directly comparable IFRS financial measure, is contained in the tables below. The Company is unable to provide a reconciliation of Adjusted EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, forward-looking depreciation and amortization, share based compensation, other income, finance income, finance expenses, share of losses of equity accounted investees and taxes on income. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.  The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company or the proposed offering.  Legal disclaimer

 1Revenues and income include revenues from the sale of electricity and income from tax benefits income from U.S. projects. 2Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income  Excellent quarterly and full-year financial results - 46% growth in Revenues and Income¹ for the quarter and full year; 51% growth in Adjusted EBITDA² for the quarter and full year, outperforming guidance  Execution momentum: Record operational capacity additions of ~900 FMW; record year for construction - 4.4 FGW under construction; mature portfolio component grew by 34% YoY, reaching 11.4 FGW  New growth engines in 2025:  Data Centers: Entry into development and operations via Ashalim flagship project; pursuing U.S. and EU opportunities  Entry to Germany with the acquisitions of Bertikow and Jupiter projects, large scale storage assets  2026 is expected to mark a major step for Enlight - 10.4-11.4 FGW expected to be operating or under-construction by year end, representing an annual run-rate of ~$2bn in revenues and income, out of expected ARR of $2.1-$2.3bn by year-end 2028  2026 Guidance - Revenues and Income in the range of $755-785m and Adjusted EBITDA in the range of $545-565m, implying continued high growth  Record 2025 performance; positioned for step-up growth in 2026

 Financial Results - Continued Momentum in 4Q 2025

 2025 Results: High Growth Rate in Revenues & Income, EBITDA and Net Profit  1Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income; 2Interest payments and receipts are classified as cash flows from financing and investing activities, respectively, rather than as cash flows from operating activities. Adjustments were made for the years 2023–2025 following a change in accounting policy; for further details, see Appendix 4 in the Earning release   2025 vs 2024, $m  Revenues & income  Adjusted   EBITDA1  Cash flow from operations2  Net profit  2025  2024  2025  2024  2025  2024  2025  2024  Sale of 44% of the Sunlight cluster contributed $80m  Sale of 44% of the Sunlight cluster contributed $42m  46%  51%  142%  11%

 4Q 2025: 46% increase in revenues & income and 51% in Adjusted EBITDA  4Q25 vs 4Q24, $m  4Q25  4Q24  4Q25  4Q24  4Q25  4Q24  4Q25  4Q24  1Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income; 2Interest payments and receipts are classified as cash flows from financing and investing activities, respectively, rather than as cash flows from operating activities. Adjustments were made for the years 2023–2025 following a change in accounting policy; for further details, see Appendix 4 in the Earning release   46%  51%  153%  38%  Revenues & income  Adjusted   EBITDA1  Cash flow from operations2  Net profit

 1Revenues and income include revenues from the sale of electricity and income from tax benefits income from U.S. projects amounting to $94m; 2Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income  Actual  Revenues & Income1 ($m)  Updated guidance range  Adjusted EBITDA2 ($m)  Actual  Updated guidance range  Fourth quarter outperformance drove 2025 guidance beat  +4%   From midpoint  438  582  +7%   From midpoint  565  555  415  405

 Business Plan Execution - Expanding and Advancing Enlight’s Project Portfolio

enlight

Earlier than expected commercial operation for two projects totaling 0.8 FGW, doubling U.S. operating portfolio

Roadrunner

Location	Arizona
Capacity	298 MW + 940 MWh
Status	Operational
First Year Revenues / EBITDA	$51-54m / $40-42m
Unlevered Return[1]	**13.9%-14.3%[1,2]**





WECC (Non-CAISO)
WA
MT
Apex
OR
ID
Clēnera
WY
UT
NV
CO
CA
Atrisco
AZ
NM
TX

Quail Ranch

Location	New Mexico
Capacity	128 MW + 400 MWh
Status	Operational
First Year Revenues / EBITDA	$22-23m / $15-16m
Unlevered Return[1]	**10.1%-10.5%[1,2]**



[1]Net construction costs assume receipt of certain ITC and PTC credits under the IRA and are net of the estimated value of these credits. PTC assumption is based on the project's expected production and a yearly CPI indexation of 2%, discounted by 8% to COD. The relevant ITC rate is 40%. The net cost does not reflect the full tax equity investment, only the estimated value of the tax credits; [2]Excluding tax benefits

9

Construction commenced at the CO Bar complex, Enlight's flagship project, with a capacity of 2.4 FGW and $3b investment

CO Bar Complex – a five-phase flagship project

Location	Flagstaff, Arizona, USA
Capacity	1,211 MW + 4,000 MWh
COD date	H2 2027 - H1 2028
PPA duration and Counterparty	20 years, BUSBAR PPA with SRP & APS
Net Capex[1] / First Year Revenues / EBITDA	$1,550-1,630m / $264-278m / $209-219m
Unlevered Return[1]	**13.1-13.5%**

Coconino Arizona



CO Bar Complex

Significant progress in the last quarter

- **1 GW grid interconnection agreement for the entire complex**
- **Construction[2] commenced for Phases 1 and 2** of the complex, totaling 973 FMW
- **Phases 4 and 5 advanced to "Pre-construction"[2]** status, totaling 907 FMW
- **Energy Supply Agreement (ESA) executed for Phases 4 and 5**, representing 50% of the complex's annual revenues
- **Continued advancement of Phase 3 toward construction**, totaling 473 FMW
- Expansion of the complex as part of our **Connect and expand** strategy - follow-on projects significantly enhance total returns

[1]Net construction costs assume receipt of certain ITC and PTC credits under the IRA: 40% for the entire project (including a 10% Energy Community bonus); [2]Enlight's classification of projects in its pipeline is based on internal parameters. In practice, as noted in the Form 6-K dated February 2, 2026, Phases 1 and 2 have moved to construction with workforce mobilization ("Mobilization"). Phases 3-5 have commenced certain construction activities, and full mobilization is expected within the next 12 months

10

Enlight

Expanding presence in two of Europe’s fastest-growing energy storage markets

Enlight identified the storage opportunity in Europe, particularly in Germany and Poland

- **Germany is Europe's largest renewable energy market**[1], with the highest renewable growth targets and supportive regulation
- **By 2030, renewables are expected to supply 50-75% of generation in Enlight’s key European markets**, creating high demand for storage solutions - a growth driver for Enlight

Energy generation from renewable sources[1]

2025 vs. 2030 targets, (Wind and solar, GW)



Enlight is present in 4 out of the 5 largest growth markets in Europe
2030 Target
2025
360
222
179
106
131
81
117
83
64
41
50 49
33 24
36 31
33 16
28 22
24 19
Germany
Spain
Italy
France
Poland
NLD
PRT
AUT
DK
GR
BEL
45%
42%
25%
13%
25%
46%
44%
26%
71%
43%
33%
Current generation mix – Wind & Solar

In 4Q and throughout 2025, Enlight capitalized on this opportunity

- **Continued growth in the German and Polish storage markets:**
  - Acquisition of 51% of the **Jupiter project** (Germany 150 MW + 2,000 MWh, expected to start construction in 2026)
  - Acquisition of the **Sokole project** (Poland, 967 MWh in advanced development)
- This **follows the acquisition of Bertikow in Germany and Edison in Poland** (1.1 GWh) in 3Q



2H28
Expected COD
150 MW +
2,000MWh
Jupiter
Approx. 15%
Unlevered return2
$100-105m
Expected first full year revenues
$82-87m
Expected first full year EBITDA

[1]Source: EMBER -2030 Global Renewable Target Tracker; [2]Calculated as expected first full year EBITDA divided by project construction cost.

11

 1Operating, under construction, and pre-construction projects. 2Revenues and income includes revenues from the sale of electricity and income from tax benefits.  12  Project Atrisco (1,200 MWh), New Mexico, U.S.  Mature portfolio1 storage capacity – 6.5x in 3 years  Representing 48% of the mature Portfolio expected revenues  4Q25 additions:  2025  Adv.  dev  2025  Dev.  2025 total portfolio storage capacity  +2,000 MWh  Battery storage capacity (GWh)  86%  CAGR   $950-1,000m  annual rev. & income2 run rate  +455   MWh  +3,176 MWh  33.4  10.0  61.0  ~50% expansion in the Mature Storage Portfolio in 4Q:  from 11.8 GWh to 17.5 GWh  +75 MWh

 11.4 FGW  Components of the Mature Portfolio  Under construction 3.5 FGW   Pre-construction 4.0 FGW   Advanced development 6.4 FGW  Development 20.2 FGW   Operational   3.9 FGW1   FGW (Factored GW) is the company’s consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs.   Total portfolio  FGW 38   Enlight’s global portfolio totals 38 FGW, including 11.4 FGW in the mature portfolio  FGW = GW + GWh / 3.5

 Start of 4Q25  Operational  Pre-construction  Advanced development  Development  Under const.  1FGW (Factored GW) is the company’s consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. Current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5.  116 FMW  368FMW  808 FMW  1,208 FMW  907 FMW  110 FMW  27 FMW  282 FMW  234FMW  Record portfolio advancement in the quarter across multiple geographies and development stages

 11.4 FGW  Components of the Mature Portfolio  In addition, over 100 MW IT Data center in Ashalim is not included in the portfolio  19%  Op’ing 3.9 FGW1   Under const. 3.5 FGW   Pre-construction 4.0 FGW   Advanced development 6.4 FGW  Development 20.2 FGW   1FGW (Factored GW) is the company’s consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. Current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5.  Today  Acquisitions in Europe with a focus on stand-alone storage  808 FMW  368FMW  721 FMW  45 FMW  1,208 FMW  116 FMW  907 FMW  110 FMW  276 FMW  282 FMW  27 FMW  234FMW  Record portfolio advancement in the quarter across multiple geographies and development stages

The Mature portfolio is expected to generate $2bn of revenues & income

Operational **3.9 FGW**[1]

Under construction **3.5 FGW**
Commence operations in 2026-27

Pre-construction **4.0 FGW**
Begins construction in the next 12 months

Advanced development **6.4 FGW**
Begins construction in the next 13-24 months

Development **20.2 FGW**
Begins construction in 2028+

$750-770m
Revenues & income

~$700m
Revenues & income

~$600m
Revenues & income

~$2 billion
Expected revenues & income of the Mature portfolio, an increase of $400 million from the prior quarter

In addition, over 100 MW IT Data center in Ashalim is not included in the portfolio

[1]FGW (Factored GW) is the company's consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. Current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5.

16

 17.9 FGW   Completed System Impact Study  13.2 FGW   Safe Harbored  ~4.3 FGW secured during the last 3m   ~0.5-3.5 FGW  Potential Safe Harbor additions during 1H 2026  Portfolio category  Capacity (FGW)  % Completed System Impact Study   % Secured Safe Harbor1  Additional capacity expected to Safe Harbor   by June 2026  Operating  1.6  100%  100%  -   Under construction  2.9  100%  100%  -  Pre-construction  2.0  100%  100%  -   Advanced development  4.6  89%  89%  11%  Development  13.8  53%  19%  up to ~22%  Total portfolio  24.9  18 FGW of U.S. capacity with high likelihood to achieve grid interconnection, 13.2 secured Safe Harbor  1Securing Safe Harbor status and grid interconnection agreement do not guarantee the project's completion. Actual project completion is subject to meeting development milestones and market conditions

 2026 Outlook

 2026 Business Plan:  Project CODs & construction momentum, expanding growth engines  1FGW (Factored GW) is a consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. The company’s current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5; 2Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income;   Approximately 1.1 FGW1 are expected to reach COD, implying approximately $137 million addition to annualized revenue and income and $109 million to annualized EBITDA2  2026 is expected to be a step-change year in construction:  3-4 FGW are expected to begin construction during 2026, including CO Bar 3-5, Jupiter and Bertikow  6.5-7.5 FGW are expected to be under construction during 2026, supporting an increase in annual revenues and income from $0.8bn at year-end 2025 to ~$2bn by year-end 2028  Significant growth expected in the mature portfolio during the year  Expanding operation in data centers  2026 outlook: CODs and mega-projects construction in various geographies

Construction Momentum: almost the entire mature portfolio operational or under construction in 2026


Mature Portfolio Component
2026 plan: FGW1 by status - operational or under construction
~6.5-7.5
11.4
~3-4
Will begin construction in '26
Under construction
3.5
3.9
Operating
Construction in 2026
Total Mature Portfolio

- In addition to 3.9 FGW operational, 6.5-7.5 FGW expected to be under construction during 2026, of which 3.5 FGW have already began construction
- 90-100% of the mature portfolio: operating or under construction in 2026
- Fully ramped operation of the mature portfolio is expected to position Enlight for an expected ARR of over $2 billion by year-end 2028

[1]FGW (Factored GW) is a consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. The company's current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5.

20

 2026 Guidance  Revenues & Income of $755-785m; Adjusted EBITDA of $545-565m  Assumptions  Exchange rates are based on 2026 forward3 curves  Revenue breakdown by currency: 39% in USD, 34% in ILS, 27% in EUR  Approximately 90% of production to be sold at fixed prices through hedges or PPA agreements  2026 guidance  ($m) Revenues and income1   2026 guidance  Adjusted EBITDA2 ($m)  565  545  785  755  438  582  2025  2025  1Total revenues include electricity sales revenue as well as tax benefit revenues from U.S. projects estimated $160-180m; 2Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income; 3Source: Bloomberg   +32%   at Midpoint  +27%   at Midpoint

 Enlight’s strong and consistent growth momentum is expected to continue in 2026  Revenues & Income1 ($m)  Adjusted EBITDA2 ($m)  39%  CAGR  40%  CAGR  1Revenues and income include revenues from the sale of electricity and income from tax benefits income from U.S. projects; 2Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income

 Business Plan: 3X growth in 3 years, reaching a revenue run-rate of over $2 billion1 by end-2028     1Based on 2026 guidance added to revenues & income (sale of electricity, tax benefits) of projects in the under construction and pre-construction portions of the Mature portfolio, and advanced development projects with an expected COD in 2028

 Additional details in the appendix  Declining weighted average cost of capital  Rising electricity prices  Demand for electricity is soaring, driven by growth in data centers and AI  Attractive equipment costs (panels and batteries)  Regulatory clarity in the U.S.  The business environment supports continued growth with high returns

 Electricity demand for data centers (US)TWh  2023  2024  Additional demand starting 2026  2025  2026  2027  2028  2029  2030  Massive annual increase in incremental electricity demandTWh  Tech-Energy deals  65%  $4.75bn  Acquired by  $650mn  A Data center complex was acquired by  22%  CAGR   Additional demand in 2025  20%  of a Data center development JV  Tech giants Capex investments  $bn  60%  CAGR   AI requires accelerated development of data centers, increasing electricity demand  Source: McKinsey & Company, Morgan Stanley Research enlight

ARR[1] expected to exceed $2bn by year-end 2028, with rising share of project ownership

Mature portfolio run-rate expectations rose by ~$400m this quarter, accounting for ~90% of the 2028 plan


Annual recurring revenues & income run rate roadmap1,3,4 ($bn)
Weighted average of Enlight's share of revenues and income
42%
CAGR
0.6
0.8
0.95
1.6
2.1-2.3
Mature portfolio: $2bn
77%
86%
87%
91%
91%
Dec 24
Dec 25
Dec 26
Dec 27
Dec 28


Global operating capacity roadmap2,3 (FGW)
43%
CAGR
3.0
3.9
5.1
8.0
12-13
Mature portfolio: 11.4 FGW
Dec 24
Dec 25
Dec 26
Dec 27
Dec 28

[1]Expected Adjusted EBITDA margin of approximately 70%-80% (including tax benefits) for the years shown; [2]FGW (Factored GW) is a consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. The company's current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5; [3]The expected growth in 2028 encompasses the Company's operations in all geographies. Expected growth relies on business plans which rely on development conditions and assumptions regarding electricity prices, and are contingent on current trends known to the Company at this time; [4]The company's revenues from tax benefits are estimated at approximately 22-26% of the total revenue run rate for December 2026, and approximately 27-31% of the total revenues & income run rate for December 2027 and December 2028.

26

enlight

Sustaining 3X growth rate every three years with ROE above 18%

- Average historic return on operating assets (3.9 FGW) **above 15%**
- Under construction and pre-construction projects (7.5 FGW) **maintain** high returns:

~$700m	First year expected EBITDA[1]	=	**~12-13%**
~$5,350m	Expected net Capex[2]		**Unlevered** project returns

After leverage

Reflects a return on equity of above **18%**

[1]Projected results do not include tax benefits; [2]Net construction costs assume receipt of certain ITC and PTC credits under the IRA and are net of the estimated value of these credits. The PTC value is estimated based on the project's expected annual production and a yearly CPI indexation of 2%, discounted by 8% to COD. In assessing the value of the ITC, a step-up adjustment has been made to reflect the full value of the tax credits, thus lowering net construction costs and enhancing the value and return of the project. The actual value attributed to tax benefits in a tax equity transaction may differ from the value presented, subject to the structure of the transaction and prevailing market conditions.

27

 Appendix

 EU  Expanding presence in Germany (Jupiter, 2,000 MWh+150MW) and Poland (Sokole, 967 MWh) with strategic storage assets.  Nardo Italy - securing PPA for most of the PV project and receiving final construction permits   Securing grid connection permits for battery storage projects in Poland for additional 0.8 GWh, bringing the total to 2 GWh  Continued progress of greenfield projects in Italy, Poland and other regions   MENA  Receiving construction permits for Ohad High Voltage storage project (645 MWh)  Continuing development and connection expansion of Ashalim project  Signed 18 agreements in the Agrivoltaic sector this quarter, totaling 49 agreements (2 FGW) it the last 12 months   Reached 2 electricity‑supply agreements between Enlight Enterprise and large local companies  Achievements during the 4th quarter  U.S.  Completed development of the CO Bar complex, totaling 2.4 FGW: receiving grid‑interconnection approval and finalizing all PPAs  Operating portfolio doubled with the additions of Roadrunner (567 FMW) and Quail Ranch (242 FMW)  Start of construction in Co Bar 1+2 (973 FMW) and Crimson Orchard (234 FMW)  Mature Portfolio expansion by 907 FMW: Co Bar 4+5 entered Pre-Construction phase  Additional 4.3 FGW of Safe Harbor for U.S. projects, reaching 13.2 FGW in total

 “Connect & Expand” strategy maximizes interconnection potential and returns  Advantages of “Connect & Expand”  utilizing existing infrastructure saves construction costs  utilizing existing interconnect reduces development risks  Adding energy storage to existing projects  Rapid growth with high returns  Strategy focus: Identifying and acquiring significant grid interconnections, leveraging them to build additional projects on the same site, while maximizing returns  EU+MENA  1.1 GW + 6.9 GWh  3.1 FGW  USA  0.2 GW + 1.4 GWh  0.7 FGW  3.8 FGW of expansions at existing projects planned for construction in 2025-27  Shortening time to COD

 Graph, scale  Generation, MW  Storage, MWh  Portfolio definitions  Operational, under construction and pre-construction (expected to start construction within 12 months)  Mature Component   Projects which are expected to begin construction within 13 to 24 months of the Approval Date  Advanced  Phase  The rest of the projects in development process  Development Phase  Portfolio Snapshot – 38 FGW within Total Portfolio  Note: Portfolio information as of February 16, 2026 (“the Approval Date”); Projects that are not consolidated in our financial statements are reflected at their proportional share   Advanced  Phase  Under Construction  Operational  Pre-Construction  Mature Phase   Projects  Development Phase  Total   Portfolio  0-12 months  until start of construction   13-24 months   until start of construction  2,944  6,402  1,336  9,281   2,122  33,281   10,152   60,957  17,525   4,843   10,713  3,457  20,572  3,401  +  +  +  +  +  +  +  38  FGW  11.4  FGW

 1CBRE, McKinsey & Company, Data Center Demand Model (2025 projection); 2McKinsey & Company  AI applications as the main growth driver – 3.5X by 2030  Global growth in data centers1  Rising U.S. data center power demand2  Data centers represent up to 40% of the total increase in U.S. electricity demand by 2030  Growing data center capacity drives demand for electricity  U.S. data center energy consumption  TWh  Share of total U.S. power demand  3.7%  11.7%  Global data center capacity growth  GW  The U.S. data center’s electricity consumption is expected to triple, reaching approximately 12% of total electricity used by 2030.

enlight

Demand for electricity is rising globally

Soaring global demand for power[1]



Global electricity demand
TWh
40,000
35,000
30,000
25,000
20,000
15,000
10,000
3.1%
CAGR
Net zero
emissions
scenario
2000
2005
2010
2015
2020
2025E
2030E

- ✓ The rate of growth of electricity demand has risen in recent years.
- ✓ Electricity's share of total energy consumption is expected to rise from 21% today to 27% by 2030 in a conservative scenario, and to exceed 30% in net-zero emissions scenarios

Electricity's share of total energy consumption is steadily increasing

Increasing demand for electricity in the U.S.[2]



U.S. Electricity Generation
TWh
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Increased use of home electrical appliances
Improved energy efficiency
Demand from electrification, onshoring of industry, data centers & AI
1960
1970
1980
1990
2000
2010
2020
2030E
2040E

- ✓ Among the factors driving growth: increased industrial activity in the U.S.; surge in data center buildout; the growing use of advanced AI models.

Data centers and AI drive the growth in electricity generation

[1]Ember, IEA. [2] U.S. Energy Information Administration, S&P Global

34

Forecast for global energy storage equipment prices  Source: Energy Storage System Cost Survey 2024 – Bloomberg NEFm 4-hour Energy Storage System.  BOS - Includes electrical infrastructure, containers, thermal management system, fire suppression devices, battery operation monitoring system and sensors.  Unprecedented declines in equipment input costs  Major historic declines in the solar panel and battery costs  Source: Bloomberg  2020  2035E  2025E  2030E  $ per kilowatt-hour, (real 2025)

 LCOE - Levelized Cost of Electricity1  Attractive renewables production costs in the U.S.  $ / MWh   2Regional solar and storage LCOE  Enlight’s main market in the U.S.  1Wood Mackinze April 2025 ; 2By selected representative states: PJM - Virginia , CAISO - California, ERCOT - Texas, WECC – Arizona; 3 LEVELTEN Energy 3Q 2025 PPA Price Index NA  Solar energy and storage offer the cheapest solution  Increasing spreads between equipment costs and electricity prices  PPA pricing in the U.S.3  A shortage of projects leads to rising prices  Solar   +99%1Q21 – 4Q25

 Reconciliation between Net Income to Adjusted EBITDA  ($ thousands)  For the year ended  For the three months ended     Dec 31, 2025     Dec 31, 2024  Dec 31, 2025     Dec 31, 2024  Net Income (loss)  160,702     66,505  21,073     8,372  Depreciation and amortization  149,922     108,889  39,763     30,912  Share based compensation  10,470     8,360  5,423     2,333  Finance income   (40,851)     (20,439)  (4,559)     (2,140)  Finance expenses  164,730     107,844  28,273     22,008  Gains from projects disposals (*)  (54,597)     -  -     -  Non-recurring other income, net (**)  -  (3,669)  -  -  Share of losses of equity accounted investees  3,722     3,350  (182)     1,613  Taxes on income  43,875     18,275  8,792     2,121  Adjusted EBITDA  437,973     289,115  98,583     65,219  * Profit from revaluation linked to partial sale of asset.  ** Recognition of income related to lower earn-out payments offset by a revaluation in the value of financial assets.